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                                                           FREE TRANSLATION OF
                                                           SPANISH ORIGINAL
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                         CORRECTION OF MATERIAL EVENT
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CORPORATE NAME               :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY          :        00124

TAXPAYER I.D.                :        91.144.000-8

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Due to an involuntary typing error we hereby correct the Material Event presented on June 25, 2002 as follows:

INTERIM DIVIDEND NOS. 131 and 132
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As authorized by the Regular Shareholders Meeting held April 16th of this year, the dividends will be available to shareholders beginning July 17, 2002, and not July 16, 2002 as was previously informed. Therefore, the Shareholders Registry for payment of this dividend, will close on July 11, 2002, and not on July 10, 2002.



Santiago, July 8, 2002




Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.